CLIFFS

Cliffs Corporate Announcement

Dear Colleague,

As you know, Cliffs is recommending that our shareholders elect our nine highly qualified and experienced director nominees at our July 29 Annual Meeting of Shareholders. This week, we issued two open letters to shareholders. All materials are on our website, and you can also read them at www.cliffsnr.com/annualmeeting.

To summarize the key points in these communications, we are explaining to shareholders why our Board and management team has the right strategy to enable Cliffs to succeed in the current pricing environment. Since I joined Cliffs in November of 2013, we have made significant progress in what has been a challenging environment. We have:

- Reined in capital spending by reducing our 2014 capital expenditures by 64% year over year
- Halted development of the Company's chromite project
- Idled loss-making Wabush mine
- Delayed Phase II expansion of Bloom Lake and launched a process to pursue strategic alternatives for the asset
- Announced intention to temporarily idle operations at the Pinnacle mine to improve operational and cost performance at the mine in light of current market conditions
- Cut operating costs at every business segment by instituting operating discipline and improved processes; and
- Slashed overhead and reorganized the Company to remove layers of management, cut costs, accelerate decision making and change the corporate culture to focus on capital efficiency and returns-based investing.

As an alternative, Casablanca's purported "strategy" is an ill-advised sale of Cliffs' assets at a low point in the commodity cycle, which would come at the expense of all other Cliffs' shareholders. It is clear that Casablanca does not understand the drivers of the iron ore industry and how to manage through a volatile pricing environment, nor does Casablanca have a plan to handle iron ore pricing below $100, which is not surprising given its clear lack of experience and understanding of Cliffs and the mining industry in general. Liquidation in today's iron ore pricing environment is simply not a strategy. As a result, we believe that enabling Casablanca to take over a majority of the Board would pose significant risk to shareholders.

Since Casablanca's campaign was initially launched, I have been asked by many employees how they can help Cliffs. The best thing you can do is stay focused on your day-to-day responsibilities.

For employees who are also Cliffs' shareholders, we recommend you vote FOR Cliffs nine director nominees on the WHITE proxy card today, and reject Casablanca's nominees by declining to vote for them and discarding any gold proxy card you receive.

As always if you receive any calls from the media, analysts or other outside parties, please forward them to Jessica Moran, Director, Investor Relations at (216) 694-6532 or Pat Persico, Director, Global Communications at (216) 694-5316, who will respond on the Company's behalf.

At Cliffs, our strength is our ability to focus and execute to serve our customers with the outstanding service

they have come to expect. I ask that you remain focused on exactly that – providing the world's largest and fastest growing steel markets with world-class iron ore and coal products.

Thank you for your continued dedication and commitment to our Company.

Sincerely,

Gary B. Halverson
President and Chief Executive Officer

06/26/2014

Important Additional Information

Cliffs, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from Cliffs' shareholders in connection with the matters to be considered at Cliffs' 2014 Annual Meeting. Cliffs filed a definitive proxy statement with the SEC on June 10, 2014 in connection with any such solicitation of proxies from Cliffs' shareholders. CLIFFS' SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Cliffs' directors and executive officers in Cliffs' shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Cliffs' 2014 Annual Meeting. Information can also be found in Cliffs' Annual Report on Form 10-K for the year ended Dec. 31, 2013, filed with the SEC on Feb. 14, 2014, as amended and filed with the SEC on April 30, 2014, and Cliffs' definitive proxy statement on Schedule 14A, filed with the SEC on June 10, 2014. Shareholders will be able to obtain the proxy statement, any amendments or supplements to the definitive proxy statement and other documents filed by Cliffs with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Cliffs' website at www.cliffsnr.com or by contacting James Graham, Vice President, Chief Legal Officer & Secretary at (216) 694-5504. Shareholders may also contact D.F. King & Co., Inc., Cliffs' proxy solicitor, toll-free at (800) 487-4870 or by email at cliffs@dfking.com.